Exhibit 11.1

INSIDER TRADING RULES

Of

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

I.	Purpose and Applicability

This Rules is established based on TSMC Ethics Code and the requirements of relevant laws and regulations, and provides rules and guidelines to all employees, officers and members of the Board of Directors of the Company, and to any other person having a duty of trust or confidence, with respect to transactions in Company securities. This Rules applies to TSMC’s subsidiaries (i.e., 50%+ equity ownership) and TSMC’s affiliates in which TSMC has controlling power.

This Rules applies to any transactions in Company securities or futures, including common stock, American Depositary Receipts (ADRs), and any other publicly traded securities or future contracts the Company or third parties may issue from time-to-time, including but not limited to call(put) warrants, stock futures, and stock options, as well as securities or futures of TSMC’s subsidiaries, affiliates, customers, suppliers and vendors.

II.	Scope

A.	What is Prohibited?

1.	TSMC Securities

Anyone covered by this Rules is prohibited to:

(1)	buy or sell any TSMC securities or engage in any derivatives or futures transactions involving TSMC securities while in possession of Material Non-public Information of TSMC; or

(2)	pass such information to others who then buy or sell TSMC securities or engage in any derivatives or futures transactions involving TSMC securities.

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Any person who possesses Material Non-public Information regarding the Company is considered an “insider” for so long as the information is not known publicly.1 No insider may buy, sell or exercise rights (“trade”) in any publicly traded TSMC securities, derivatives or futures while possessing Material Non-public Information.

It would also be a violation of this Rules for any employee, officer, Board Director, or any person having a duty of trust or confidence to pass Material Non-public Information learned or developed through TSMC employment or service on to others (“tipping”) who then trade in TSMC securities, derivatives or futures. Accordingly, an employee, officer, Board Member or any person having a duty of trust or confidence shall not:

-	disclose Material Non-public Information to any TSMC employee who does not need to know the information to do their job;

-	provide Material Non-public Information to family members, business acquaintances, friends or anyone else; or

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recommend to anyone that they trade in TSMC securities, derivatives or futures while he/she is in possession of Material Non-public Information, even if the employee, officer or Board Director does not disclose the specific information to that person.

2.	Trading on Securities, Derivatives or Futures of Subsidiaries, Affiliates, Customers, Suppliers and Vendors

The restriction on “insider trading” includes trading in the securities, derivatives or futures of TSMC’s subsidiaries and affiliates (where applicable) and securities, derivatives or futures of those that are current or prospective customers or suppliers of TSMC and those with which TSMC may currently be negotiating. This Rules prohibits tipping and any such insider trading based on non-public material information.

B.	“Material Non-Public Information” Defined

“Non-public information” is information that is known within TSMC that has not been publicly released. “Material information” is information either that could be expected to affect or influence the market price of the Company’s securities or that a reasonable investor would consider important in deciding to buy or sell TSMC securities. Material information can be favorable or unfavorable, positive or negative.

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If a person would be in possession of Material Non-public Information at the time he/she would lose status as a TSMC Board Member, officer, manager or staff member, then within a 6-month period from date of last employment, Taiwan law will consider the person to be an insider of TSMC and, therefore, the same trading prohibitions will apply to such person for that 6-month period.

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Whether any particular information would be considered “Material,” depends on the specific circumstances existing at a particular point of time. Nevertheless, certain types of information are particularly sensitive for which special care and consideration in evaluation and judgment is required, such as: quarterly and annual financial results; projections of future earnings or losses; news of planned investment, merger or acquisition; new equity offering; major changes in senior officers or Board Members, etc. These examples are not exhaustive. If a person is in doubt as to whether the non-public information he/she has knowledge of is “Material”, the person should treat the information as if it were “Material” first, and consult with either the Company’s General Counsel or CFO for guidance before trading in any Company securities, derivatives or futures.

Material Non-public Information shall be deemed to exist whenever a specific policy, decision, action plan, etc., that could reasonably impact the share price of TSMC has been finally approved by either TSMC senior management, TSMC Chief Executive Officer, or the Board of Directors and such information will be released publicly in the foreseeable future.

C.	Internet Chat Room Guidelines

No employee, officer or Board Member may participate, in any manner other than passive observation, in any of the investment or stock-related Internet “chat” rooms or message boards relating to the Company.

D.	Non-Trading Period

If an employee is in possession of Material Non-public Information, he/she must not trade in TSMC securities, derivatives or futures before such information has been disclosed publicly. For purposes of this Rules, information will be considered public i.e., no longer “nonpublic,” at the opening of trading on the second full trading day following the Company’s public release of the information.

Trading in TSMC securities, derivatives or futures is also prohibited whenever an internal announcement to that effect is circulated by the CFO and/or General Counsel for such events including, but not limited to the Quiet period of each quarterly financial release.

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E.	Priority of Statutory or Regulatory Trading Restrictions

The trading prohibitions and restrictions of this Rules will be superseded by any greater prohibitions or restrictions prescribed by securities laws and regulations. Any employee, officer or Board Member who is uncertain whether other prohibitions or restrictions apply should ask the Company’s General Counsel or CFO.

III.	Reporting of Violations

Any employee, officer or Board Member who violates this Rules or any laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or Board Director, must report the violation immediately to the General Counsel of the Company. Upon learning of any such violation, the Company’s General Counsel will determine whether any action should be taken, including but not limited to whether the Company should make public any Material Non-public Information, or whether the Company should report the violation to the appropriate government authority.

IV.	Consequence of Insider Trading Violation

Any TSMC employee, officer or Board Director knowingly violating this Rules shall be subject to disciplinary actions, including termination of employment. Buying or selling TSMC securities or engaging in any derivatives or futures transactions involving TSMC securities on the basis of Material Non-public Information may also be subject to civil or criminal liabilities under the securities, derivatives or futures laws of Taiwan, the United States of America (as to ADRs) and other jurisdictions. A violation of the Company’s Rules is not necessarily the same as a violation of law. The Company reserves the right to determine, in its own discretion and on the basis of information available to it, whether the Rules has been violated. The Company may determine that specific conduct violates the Rules, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

V.	Inquiries

Please direct all inquiries regarding any of the provisions or procedures of this Rules to the Company’s General Counsel.

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